UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-52386

Intesa Sanpaolo S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156, 10121 Turin, Italy (registered office “sede legale”) Tel: +39-011-555-5277 Piazza Paolo Ferrari 10, 20121 Milan, Italy (secondary office “sede secondaria”) Tel: +39-02-87943180
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing six ordinary shares of Intesa Sanpaolo S.p.A.

Ordinary shares of Intesa Sanpaolo S.p.A., par value €0.52 each (the “Shares”)
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☒
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A.  In 1994, as part of the Italian government’s direct privatization campaign, the Ministry of Treasury and several other shareholders took part in a global offering (the “Global Offering”) of equity securities of Istituto Mobiliare Italiano S.p.A. or IMI S.p.A. (“IMI”).  As part of the Global Offering, IMI’s equity securities were listed on the Italian Stock Exchange and registered with the U.S. Securities and Exchange Commission (“Commission”).  IMI’s American Depository Shares, representing IMI’s ordinary shares, were listed on the New York Stock Exchange.

Istituto Bancario San Paolo di Torino S.p.A. (“Sanpaolo”) was established as a Società per Azioni as of December 31, 1991. In 1992, Sanpaolo’s equity securities were floated in Italy.

In 1998, the managements and the shareholders of both Sanpaolo and IMI agreed to merge Sanpaolo and IMI.  The merger between Sanpaolo and IMI was completed as of November 1, 1998. For accounting and tax purposes, the merger became effective as of January 1, 1998.  The surviving entity was named Sanpaolo IMI S.p.A. (“Sanpaolo IMI”).  In connection with the merger between Sanpaolo and IMI, Sanpaolo offered its ordinary shares (in the form of American Depositary Shares) to IMI shareholders in the United States pursuant to a registration statement on Form F-4 that was filed with the Commission on June 29, 1998 and became effective on July 1, 1998.  Sanpaolo subsequently registered its ordinary shares (in the form of American Depositary Shares) with the New York Stock Exchange pursuant to a registration statement on Form 8-A on October 19, 1998.

Banca Intesa S.p.A (“Banca Intesa” and, collectively with IMI and Sanpaolo IMI, the “Predecessors”) was formed in 1998 from the merger of Cariplo S.p.A. and Banco Ambrosiano Veneto S.p.A.  In 1999, Banca Commerciale Italiana S.p.A. (“BCI”) joined the Banca Intesa group. With the merger of BCI into Banca Intesa, in May 2001, the Banca Intesa group changed its name to IntesaBci S.p.A. In December 2002 the shareholders' meeting of Intesa BCI S.p.A. resolved the change the company’s name back to Banca Intesa.  The name change was effective as of January 1, 2003.

In 2006, the managements and the shareholders of both Banca Intesa and Sanpaolo IMI agreed to merge Banca Intesa and Sanpaolo IMI.  The merger (the “Merger”) between Banca Intesa and Sanpaolo IMI was completed, and became effective for accounting and tax purposes, as of January 1, 2007.  In connection with the Merger, all outstanding Sanpaolo IMI ordinary shares were exchanged for Banca Intesa ordinary shares at an exchange ratio (the “Exchange Ratio”) of 3.115 Banca Intesa ordinary shares for each Sanpaolo IMI ordinary share. The surviving entity was renamed Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”).  References to “we”, “us” or “our” are to Intesa Sanpaolo together with the Predecessors.

As a result of the Merger and pursuant to Rule 12g-3 under the Securities Exchange Act of 1934 (“Exchange Act”), Intesa Sanpaolo became a successor registrant to Sanpaolo IMI’s reporting obligations.  Upon effectiveness of the Merger on January 1, 2007, the equity American Depositary Shares of Intesa Sanpaolo, representing Intesa

Sanpaolo’s ordinary shares, were delisted from the New York Stock Exchange.  A registration statement on Form F-6 relating to Intesa Sanpaolo American Depositary Shares was filed with the Commission on December 1, 2006.

B.  Intesa Sanpaolo has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules since it succeeded to Sanpaolo IMI’s reporting obligations on January 1, 2007.

For purposes of this Form 15F, Intesa Sanpaolo is relying on the reporting history of Sanpaolo IMI, the registrant to which Intesa Sanpaolo succeeded under Rule 12g-3 of the Exchange Act.  Sanpaolo IMI filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Rules thereunder for the period from June 1, 2006 until its merger with Banca Intesa on January 1, 2007.  Sanpaolo IMI has filed annual reports under Section 13(a) of the Exchange Act since the fiscal year 1998.

Item 2.  Recent United States Market Activity

Our securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) in connection with the merger between Sanpaolo and IMI in 1998 (See Item 1.A above).

Item 3.  Foreign Listing and Primary Trading Market

A.  The only exchange on which our Shares are listed is  Mercato Telematico Azionario (“Telematico”), managed by Borsa Italiana S.p.A. (“Borsa Italiana”) in Milan, Italy. Telematico is the primary trading market for our Shares.  Outside the United States, Telematico is the only regulated market, as described in EU Directive 93/22, on which the Shares and the ordinary shares of our Predecessors are traded upon request of the issuer.  Before the Merger, the ordinary shares of Sanpaolo IMI were also traded on the Seaq International market managed by the London Stock Exchange.

B.  Banca Intesa ordinary shares were initially listed on Telematico on January 2, 1998.

The ordinary shares of our Predecessors were initially listed on Telematico on the following dates:

•	IMI as part of the Global Offering on February 8, 1994.

•	Sanpaolo on April 2, 1992.

For the 12-month period preceding the filing of this Form 15F, Intesa Sanpaolo (and, for the period prior to January 1, 2007, each of Banca Intesa and Sanpaolo IMI) maintained a listing of the Shares on Telematico.

C.  In the 12-month period from January 1, 2006 to December 31, 2006, (the last date on which the American Depositary Shares of Sanpaolo IMI, representing Sanpaolo

IMI ordinary shares, were listed on the New York Stock Exchange), the average daily trading volume on Telematico as a percentage of the average daily trading volume for that class of securities on a worldwide basis represented:

•	99.62% of the trading of Banca Intesa ordinary shares;

•	99.05% of the trading of Sanpaolo IMI ordinary shares;

•	99.32% of the trading of Banca Intesa and Sanpaolo IMI ordinary shares on a combined pro forma basis.

In the period from April 21, 2006 to December 31, 2006 (the last date on which the American Depositary Shares of Sanpaolo IMI, representing Sanpaolo IMI ordinary shares, were listed on the New York Stock Exchange) Telematico represented:

•	99.61% of the trading of Banca Intesa ordinary shares;

•	99.07% of the trading of Sanpaolo IMI ordinary shares;

•	99.33% of the trading of Banca Intesa and Sanpaolo IMI ordinary shares on a combined pro forma basis.

In the period from January 1, 2007 to April 20, 2007 Telematico represented 99.58% of the trading of the Shares.

The above trading volumes, insofar as they apply to Sanpaolo IMI trading volumes and combined Intesa/Sanpaolo IMI trading volumes on a pro forma basis for any period prior to January 1, 2007, were calculated using the Exchange Ratio.

The above trading volumes were based on data provided by Bloomberg L.P. (“Bloomberg”) and include off-exchange transactions in both the numerator and the denominator.

Please see Item 4.F below for a discussion of how the data was calculated.

Item 4.  Comparative Trading Volume Data

A.  The first and the last day of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are, respectively, April 21, 2006 and April 20, 2007.

B.  The average daily trading volume of the Shares in the United States and on a worldwide basis for the period listed above under this Item 4.A. was, respectively, 435,525 Shares and 79,559,756 Shares.

In the period from April 21, 2006 to December 31, 2006 (the last date prior to the effectiveness of the Merger and the last date on which the American Depositary Shares of Sanpaolo IMI, representing Sanpaolo IMI ordinary shares, were listed on the New York Stock Exchange) the average daily trading volume in the United States and on a worldwide basis was:

•	137,866 and 37,626,130 of Banca Intesa ordinary shares;

•	113,486 and 12,891,819 of Sanpaolo IMI ordinary shares;

•	491,375 and 77,784,146 of Banca Intesa and Sanpaolo IMI ordinary shares on a combined pro forma basis.

The above trading volumes, insofar as they apply to Sanpaolo IMI trading volumes and combined Intesa/Sanpaolo IMI trading volumes on a pro forma basis for any period prior to January 1, 2007, were calculated using the Exchange Ratio.

In the period from January 1, 2007 to April 20, 2007 the average daily trading volume of the Shares in the United States and on a worldwide basis was, respectively, 307,656 Shares and 83,624,967 Shares.

The above trading volumes were based on data provided by Bloomberg and include off-exchange transactions in both the numerator and the denominator.

Please see Item 4.F below for a discussion of how the data was calculated.

C.  The average daily trading volume of the Shares in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the period from April 21, 2006 to April 20, 2007 was 0.55%.

In the period from April 21, 2006 to December 31, 2006 (the last date prior to the effectiveness of the Merger and the last date on which the American Depositary Shares of Sanpaolo IMI, representing Sanpaolo IMI ordinary shares, were listed on the New York Stock Exchange) the average daily trading volume in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis was:

•	0.37% for Banca Intesa ordinary shares;

•	0.88% for Sanpaolo IMI ordinary shares;

•	0.63% for Banca Intesa and Sanpaolo IMI ordinary shares on a combined pro forma basis.

The above trading volumes, insofar as they apply to Sanpaolo IMI trading volumes and combined Intesa/Sanpaolo IMI trading volumes on a pro forma basis for any period prior to January 1, 2007, were calculated using the Exchange Ratio.

In the period from January 1, 2007 to April 20, 2007 the average daily trading volume of the Shares in the United States as a percentage of the average daily trading volume on a worldwide basis was 0.37%.

The above trading volumes were based on data provided by Bloomberg and include off-exchange transactions in both the numerator and the denominator.

Please see Item 4.F below for a discussion of how the data was calculated.

D.  In the period from January 1, 2006 to December 31, 2006 (the last date prior to the effectiveness of the Merger and the last date on which the American Depositary Shares of Sanpaolo IMI, representing Sanpaolo IMI ordinary shares, were listed on the New York Stock Exchange) the average daily trading volume in the United States and on a worldwide basis was:

•	131,354 and 36,523,974 of Banca Intesa ordinary shares;

•	112,378 and 12,512,103 of Sanpaolo IMI ordinary shares;

•	481,411 and 75,499,176 of Banca Intesa and Sanpaolo IMI ordinary shares on a combined pro forma basis.

In the same period the average daily trading volume in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis was:

•	0.36% for Banca Intesa ordinary shares;

•	0.90% for Sanpaolo IMI ordinary shares;

•	0.64% for Banca Intesa and Sanpaolo IMI ordinary shares on a combined pro forma basis.

The above trading volumes, insofar as they apply to Sanpaolo IMI trading volumes and combined Intesa/Sanpaolo IMI trading volumes on a pro forma basis for any period prior to January 1, 2007, were calculated using the Exchange Ratio.

The above trading volumes were based on data provided by Bloomberg and include off-exchange transactions in both the numerator and the denominator.

Please see Item 4.F below for a discussion of how the data was calculated.

E.  We have not terminated our sponsored American Depositary Receipt facility regarding the Shares.

F. We engaged both JPMorgan Chase Bank, N.A. (“JPMorgan”) and Capital Precision Ltd. (“Capital Precision” and, together with JPMorgan the “Advisors”) to assist us in identifying and elaborating a source of trading volume information and obtaining such information to determine our compliance with the requirements of Rule 12h-6.

Together with the Advisors, we identified Bloomberg as a suitable source of data.  Together with our Advisors we reviewed, calculated and discussed the data obtained from Bloomberg.

Together with our Advisors, we calculated all average daily trading volumes using the number of U.S. trading days in order to provide a conservative approach to the calculation.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.  We intend to publish the notice required by Rule 12h-6(h) under the Exchange Act, disclosing our intent to terminate our duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, on the date of this Form 15-F.

B.  The notice will be made available through the wire services of Bloomberg and Reuters Group P.L.C. The notice will also be available as a press release on our Internet Web Site.

Item 8.  Prior Form 15 Filers

Not applicable.
PART II

Item 9.  Rule 12g3-2(b) Exemption

The address of our Internet Web site is www.intesasanpaolo.com.

PART III

Item 10.  Exhibits

A. Notice required by Rule 12h-6(h) under the Exchange Act.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Intesa Sanpaolo S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Intesa Sanpaolo certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

June 12, 2007
Date

/s/ Bruno Picca
Signature

Mr. Bruno Picca Head of Administration Governance
(Name/Title)

Exhibit A

Intesa Sanpaolo S.p.A.
Press Release

Torino, Milano, 12th June 2007.  Intesa Sanpaolo filed today with the United States Securities and Exchange Commission a Form 15F pursuant to which, in compliance with the recently enacted rules on deregistration by foreign private issuers, it intends to terminate its duty to file reports pursuant to the U.S. Securities Exchange Act of 1934.

Intesa Sanpaolo currently intends to continue its sponsored American Depositary Receipts program.

The information required to be made available pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934 will be available in English on Intesa Sanpaolo’s web site, www.intesasanpaolo.com